

Mail Stop 4546

October 19, 2016

Chee Chau Ng
Chief Executive Officer
Prevention Insurance.com
Suite A No. 79-3
Jalan Metro PerdanaBara 1
Taman Usahawan Kepong
52000 Kuala Lumpor
Malaysia

> **Re:** **Prevention Insurance.com**
> **Preliminary Information Statement on Schedule 14C**
> **Response dated October 13, 2016**
> **File No. 000-32389**

Dear Mr. Ng:

We have reviewed your October 13, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2016 letter.

1.   We acknowledge your response to our prior comment one and your statement that you have not entered into any "formal or definitive" agreements with any party regarding your business opportunities. However, as previously requested, please affirmatively disclose whether you have any current plans, arrangements, understandings, etc. to enter into a merger, consolidation, acquisition or similar business transaction. If so, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Refer to Note A to Schedule 14A and Item 1 of Schedule 14C.

Chee Chau Ng
Prevention Insurance.com
October 19, 2016
Page 2

        Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Daniel H. Luciano, Esq.